Exhibit 99.1

China Hydroelectric Corporation Announces Results for the Third Quarter 2013

Beijing, November 25, 2013— China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced its unaudited financial results for the quarter ended September 30, 2013.

For the third quarter of 2013, revenues from continuing operations (net of value-added tax) declined by 18.4% year over year to $16.4 million, due to a 14.1% decline in electricity sold. We recorded a net loss attributable to China Hydroelectric shareholders from continuing operations of $3.0 million for the third quarter of 2013, compared to $1.7 million for the same period of 2012, partially attributable to a $3.5 million asset impairment loss related to flood damage at the Liyuan project in Sichuan province.

“The management team has continued to execute its strategy in controlling operating expenses and reducing third party borrowings, thus lowering the impact of less favorable rainfall.” stated Mr. Amit Gupta, Chairman of China Hydroelectric.

“We experienced dryer weather conditions in two of our three main operating regions this quarter. Precipitation in Zhejiang and Fujian provinces were 39% and 17% below respective regional long-term averages. On the other hand, precipitation in Yunnan has rebounded and experienced slightly above long-term average rainfall.” stated Dr. You Su-Lin, interim Chief Executive Officer of China Hydroelectric. “Due to damage caused by flooding to our Liyuan project located in Sichuan during Q3 2013, we have taken an asset impairment loss as a prudent measure. In terms of revenue, Liyuan previously contributed less than 2% of our revenues in each of the last three years, hence had a minimal impact on our revenues,” concluded Dr. Lin.

Operating Highlights

Precipitation in the third quarter of 2013 was approximately 14% below the long-term average, due to dryer conditions in two of the three main provinces in which the Company operates. In contrast, precipitation in the third quarter of 2012 was 5% below the long-term average. Due to less precipitation, electricity sold in the third quarter of 2013 declined approximately 14.1% when compared to the third quarter of 2012. The reduced rainfall resulted in a utilization rate of 35.6% in the third quarter of 2013, compared to 44.6% in the third quarter of 2012.

The following table presents precipitation levels for the Company’s three main operating regions as a percentage of historical long term average for the periods indicated.

Precipitation — Percentage of Long-Term Average *†

Province	Q3 2013	Q3 2012	YTD** 2013	YTD** 2012
Zhejiang	61%	116%	86%	136%
Fujian	83%	107%	85%	119%
Yunnan	106%	90%	88%	89%
Total Company	86%	95%	86%	107%

Province	Fiscal 2012	Fiscal 2011	Fiscal 2010
Zhejiang	134%	70%	130%
Fujian	128%	62%	114%
Yunnan	87%	86%	N/A
Total Company	121%	84%	120%

*Source: Data collected by the Company and by provincial and national meteorological recording stations

†The Company refined collection of precipitation data in 2013 and believes refined collections are more representative of actual historical experience.

** “YTD” refers to the nine months ended September 30.

N/A – Not available.

The following table presents some key comparative financial and other information (in US$ millions, except for electricity sold, effective tariff, average effective utilization rate, per ADS data and percentages):

Summary Data	Q3 2013	Q3 2012	% Change	YTD(4) 2013	YTD(4) 2012	% Change
Continuing Operations
Electricity sold (millions kWh)	406.7	473.5	-14.1%	1,299.1	1,485.9	-12.6%
Effective tariff (RMB/kWh)	0.27	0.28	-3.6%	0.33	0.34	-2.9%
Average effective utilization rate	35.6%	44.6%	-20.2%	38.3%	44.1%	-13.2%
Revenues	16.4	20.1	-18.4%	64.5	73.0	-11.6%
Gross profit	8.1	11.3	-28.3%	38.8	46.9	-17.3%
Adjusted EBITDA (1)	10.7	12.1	-11.6%	47.0	50.3	-6.6%
GAAP net (loss)/income	(3.0)	(1.7)	-76.5%	2.9	4.1	-29.3%
GAAP net (loss)/income per ADS (3)	($0.06)	($0.03)	-100.0%	$0.06	$0.07	-14.3%
Non-GAAP net (loss)/income (2)	(0.5)	(1.1)	54.5%	6.2	4.4	40.9%
Non-GAAP net (loss)/income per ADS (2),(3)	($0.01)	($0.02)	50%	$0.12	$0.07	71.4%
Net income from discontinued operations	—	—	—	—	2.8	-100%

(1)    See “Net (loss) /income to adjusted EBITDA reconciliation” below

(2)    See “GAAP net (loss) /income to non-GAAP net income/(loss) reconciliation” below

(3)    Per ADS data is representative of basic and diluted ADS

(4)    “YTD” refers to the nine months ended September 30.

Precipitation levels are one of the principal factors affecting the Company’s revenues, profitability and cash generated by operations. Other important factors include, but are not limited to: consistency of precipitation; upstream reservoir conditions; the cascading effects of multiple hydroelectric power projects on a single waterway; and upstream precipitation levels in the Company’s river basins. The various provinces in which the Company operates are subject to different weather patterns or systems and precipitation fluctuates from region to region and quarter to quarter.

Third Quarter 2013 Financial Highlights

Revenues

Revenues, net of value added taxes, from continuing operations for the third quarter of 2013 were $16.4 million, a decrease of 18.4%, or $3.7 million, from $20.1 million for the third quarter of 2012. As previously noted, the decrease was principally due to reduced electricity sales. The lower electricity sales resulted from lower precipitation levels in two of the Company’s three main operating regions.

The Company sold 406.7 million kWh from continuing operations in the third quarter of 2013, a decrease of 66.8 million kWh, or 14.1%, from the 473.5 million kWh sold in the third quarter of 2012. The effective tariff for the third quarter of 2013 was RMB 0.27/kWh, a decrease of 3.6% from 0.28/kWh in the third quarter of 2012.

Cost of Revenues

Cost of revenues from continuing operations for the third quarter of 2013 was $8.3 million, a decrease of $0.5 million or 5.7% from the third quarter of 2012. Cost of revenues in the third quarter of 2013 primarily included (i) depreciation and amortization (non-cash expenses included in cost of revenues from continuing operations) of $5.6 million, unchanged from the third quarter of 2012, (ii) labor cost of $1.0 million, compared to $1.3 million for the third quarter of 2012 and (iii) repairs and maintenance costs of $0.4 million, compared to $0.2 million for the third quarter of 2012.

Gross Profit and Margin

Gross profit from continuing operations for the third quarter of 2013 decreased by 28.3% to $8.1 million, from $11.3 million in the prior-year period. Gross margin for the third quarter of 2013 decreased to 49% compared to 56% in the same period of 2012 primarily due to decreased revenues and the fixed nature of certain expenditures included in cost of revenues.

Operating Expenses

General and administrative expenses (“G&A expenses”) for the third quarter of 2013 decreased 37.7% to $3.3 million from $5.3 million for the third quarter of 2012. The decrease was primarily due to one-time expenses in the third quarter of 2012 related to the proxy contest, the closure of our U.S. office and reduction of professional service expenses. In the third quarter of 2013, we incurred expenses related to a preliminary non-binding proposal from NewQuest Capital Partners (“NewQuest”) received on September 4, 2013 to acquire all of the Company’s outstanding ordinary shares not owned by the buyer consortium.

Assets impairment loss

We recorded an asset impairment loss of $3.5 million in the third quarter of 2013, primarily reflecting the estimated asset damages resulting from a severe flood in Sichuan province in July 2013 which damaged the tailrace concrete apron, spillway gates, power generation plant, auxiliary equipment and the 35KV substation of our Liyuan hydroelectric power project. The net asset impairment loss of $3.5 million also reflected the insurance recovery of $0.6 million we received so far. The company is still assessing the total asset loss caused by such flood and is working with the insurance company to determine how much of the total loss can be recovered.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA decreased by 16.4% to $10.7 million in the third quarter of 2013 compared to $12.8 million in the same period of 2012. Adjusted EBITDA margin increased to 66% for the third quarter of 2013 compared to 61% in the same period of 2012.

On a continuing basis, Adjusted EBITDA decreased by 11.6%, or $1.4 million, to $10.7 million in the third quarter of 2013 from $12.1 million in the same period of 2012, and Adjusted EBITDA margin increased from 60% to 66%.

Interest Expenses, net

Net interest expenses were $6.0 million in the third quarter of 2013, compared to $7.0 million in the prior year period. The decrease was primarily due to a reduced balance on short term borrowings from third party individuals.

GAAP and Non-GAAP Net (loss)/Income

Net loss attributable to China Hydroelectric shareholders from continuing operations was $3.0 million in the third quarter of 2013, compared to $1.7 million in the same period of 2012 which excluded $0.03 million of net income attributable to China Hydroelectric shareholders from discontinued operations. The increase of net loss was primarily due to less favorable hydrological factors and the Liyuan assets impairment loss during the flood in Sichuan province.

Non-GAAP net loss attributable to China Hydroelectric shareholders from continuing operations was $0.5 million, or $0.01 per diluted ADS, for the third quarter of 2013, compared to a net loss of $1.1 million, or $0.02 per diluted ADS in the prior year period. For reconciliation between GAAP and non-GAAP earnings, see the table below entitled “GAAP Net Income/ (loss) to Non-GAAP Net Income/ (loss) Reconciliation.”

Weighted average American depository shares (“ADSs”) used in the third quarter of 2013 and 2012 per share calculations were 54.0 million and 54.0 million ADSs, representing 162.1 million and 162.0 million ordinary shares, respectively.

Nine Months Ended September 30, 2013 Financial Highlights

Revenues

Revenues, net of value added taxes, from continuing operations, for the nine months ended September 30, 2013 were $64.5 million, a decrease of 11.6%, or $8.5 million, from $73.0 million for the same period of the prior year. The decrease in revenue for the nine months ended September 30, 2013 was principally due to lower precipitation levels in two of the Company’s three main operating regions compared to the same period the prior year. The Company sold 1,299.1 million kWh from continuing operations for the nine months ended September 30, 2013, a decrease of 186.8 million kWh, or 12.6%, from 1,485.9 million kWh sold in the same period of the prior year. The effective tariff decreased to RMB 0.33/kWh for the nine months ended September 30, 2013 from RMB 0.34/kWh during the same period of 2012.

Cost of Revenues

Cost of revenues from continuing operations for the nine months ended September 30, 2013 was $25.6 million, as compared to $26.1 million for the same period of the prior year. Cost of revenues in the nine months ended September 30, 2013 primarily included (i) depreciation and amortization (non-cash expenses included in cost of revenues from continuing operations) of $17.1 million, compared to $17.0 million of the prior year; (ii) labor cost of $3.0 million, unchanged from the prior year; (iii) repairs and maintenance costs of $1.1 million, compared to $1.2 million for the same period of the prior year.

Gross Profit and Margin

Gross profit from continuing operations for the nine months ended September 30, 2013 decreased by 17.3% to $38.8 million, from $46.9 million in the prior-year period. Gross margin for the nine months ended September 30, 2013 decreased to 60% compared to 64% in the same period of 2012 primarily due to decreased revenues and the fixed nature of certain expenses included in cost of revenues.

Operating Expenses

G&A expenses for the nine months ended September 30, 2013 decreased by 30.0% to $9.8 million, from $14.0 million for the prior-year period. The decrease was primarily due to the closure of the U.S. office, one-time expenses in the third quarter of 2012 related to the proxy contest and reduction of professional service expenses, offset by expenses related to the consideration of a non-binding proposal from NewQuest received on September 4, 2013.

Assets impairment loss

We recorded an asset impairment loss of $3.5 million in the third quarter of 2013, primarily reflecting the estimated asset damages resulting from a severe flood in Sichuan province in July 2013 which damaged the tailrace concrete apron, spillway gates, power generation plant, auxiliary equipment and the 35KV substation of our Liyuan hydroelectric power project. The net asset impairment loss of $3.5 million also reflected the insurance recovery of $0.6 million we received so far. The company is still assessing the total asset loss caused by such flood and working with the insurance company to determine how much of the total loss can be recovered.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA decreased by 15.6% to $47.0 million in the nine months ended September 30, 2013 compared to $55.7 million in the same period of 2012. Adjusted EBITDA margin increased to 73% for the nine months ended September 30, 2013, compared to 72% in the same period of 2012. On a continuing basis, Adjusted EBITDA decreased by 6.6%, or $3.3 million, to $47.0 million in the nine months ended September 30, 2013 from $50.3 million in the same period of 2012. On a continuing basis, Adjusted EBITDA margin increased from 69% to 73% year over year.

Interest Expenses, net

Net interest expenses were $17.9 million in the nine months ended September 30, 2013, compared to $21.3 million in the same period of 2012. The decrease was primarily due to a decrease in the balance of third party borrowings from the same period of the prior year.

GAAP and Non-GAAP Net Income

Net income attributable to China Hydroelectric shareholders was $2.9 million in the nine months ended September 30, 2013 compared to $4.1 million in the same period of the prior year, which excluded $2.8 million net income attributable to China Hydroelectric shareholders from discontinued operations.

Non-GAAP net income attributable to China Hydroelectric shareholders was $6.2 million, or $0.12 per diluted ADS, for the nine months ended September 30, 2013, compared to $4.4 million, or $0.07 per diluted ADS, for the same period of 2012. For reconciliation between GAAP and non-GAAP earnings, see the table below entitled “GAAP Net Income/ (loss) to Non-GAAP Net Income/ (loss) Reconciliation.”

Weighted average ADSs used in the nine months ended September 30, 2013 and 2012 per share calculations were 54.0 million  and 54.0 million ADSs, representing 162.1 million and 162.0 million ordinary shares, respectively.

Balance Sheet

The Company’s cash flow in the quarter resulted in a strengthened balance sheet. Cash and cash equivalents (excluding restricted cash) were $17.6 million as of September 30, 2013, compared to $17.5 million as of June 30, 2013. Long-term bank loans were $238.5 million (including the current portion of long-term loans of $37.2 million) as of September 30, 2013, a decrease from $251.7 million (including current portion of long-term loans of $41.2 million) as of June 30, 2013. Short-term loans as of September 30, 2013 were $14.4 million, an increase of $3.1 million from $11.3 million as of June 30, 2013.

As of September 30, 2013, the Company’s working capital deficiency was $72.5 million. Up to the date of this release, the Company raised $40.6 million through borrowings from banks and other institutions. Investors should expect the Company to have a working capital deficit in the foreseeable future, due to the use of leverage to finance the construction and acquisition of hydroelectric projects, as well as the nature of hydroelectric power projects to utilize a low level of working capital assets. The Company regularly raises funds through various means, such as new borrowings from banks and other non-financial institutions. New borrowings are used for multiple purposes, such as daily operating liquidity, to fund new projects, and to refinance existing short-term loans into longer-term debt.

Legal Proceeding

In 2009, the Company entered into a capital injection agreement with Henan Lantian Group (“Lantian”) to acquire a certain equity interest in Henan Wuyue Storage Power Generation Co., Ltd. (“Wuyue”). The Company completed the first capital injection of RMB 32.5 million in 2010. Thereafter, the project has been largely at a standstill and the investment in Wuyue was written off as of December 31, 2011. In 2012, the Company initiated a negotiation with Lantian to terminate the original agreement. In May 2013, Lantian filed an arbitration claim against the Company at China International Economic and Trade Arbitration Commission (“CIETAC”) for the penalty of late capital injection in Wuyue, in a total amount of RMB25.74 million. The Company filed a counterclaim against Lantian at CIETAC for termination of the agreements between Lantian and the Company, no penalty of late capital injection and return of the Company’s capital injected in Wuyue. In September 2013, Lantian increased the penalty claim amount from RMB 25.74 million to RMB 38.2 million. The hearing was held on November 8, 2013. As of the date of this earning release, no ruling or award has been granted in respect of the claim.

In October 2013, twenty-four employees of Wuyue filed an arbitration claim against Wuyue. Lantian and the Company were named as joint respondents for unpaid salary and social security payment of RMB6.6 million. The claim was heard by the Henan Guangshan County Labour Arbitration Committee (“GCLAC”) in November 2013. As of the date of this earning release, no ruling or award has been granted in respect of the claim.

Business Outlook

As of the date of this release, rainfall in the fourth quarter of 2013 has been lower than that of the same period in 2012. Fujian and Zhejiang, which are regions in which the Company receives higher tariffs, continue to experience average to slightly below average levels of precipitation. Please note that all precipitation updates are offered as of the date of this release, and may be materially different when actual precipitation results are reported.

Conference Call

China Hydroelectric will host a conference call at 6:00 am (Pacific Time) / 9:00 am (Eastern Time) / 10:00 pm (Beijing/Hong Kong Time) on Tuesday, November 26, 2013 to discuss its third quarter financial results and recent business activities. To access the live teleconference, please dial (U.S.) +1-888-337-8198 or (International) +1-719-785-1765, and enter pass code 7833520. This call is being webcast by ViaVid Communications and can be accessed by clicking on this link: http://public.viavid.com/index.php?id=106960, or at ViaVid’s website at http://www.viavid.com.

A playback will be available through December 10, 2013, by dialing (U.S.) +1-877-870-5176  or (International) 1-858-384-5517and entering the pass code 7833520.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. The Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 25 hydropower stations in China with total installed capacity of 517.8 MW, of which it acquired 21 stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at: http://www.chinahydroelectric.com.

Cautionary Statements Regarding Liquidity

The management remains confident in the Company’s ability to secure capital in order to fund its liquidity needs, debt obligations and growth plans, but obtaining financing cannot be guaranteed. In the event that the Company fails to raise funds sufficient to meet its liquidity needs, the Company may be forced to substantially curtail its operations or otherwise take measures that would materially and adversely affect its current operations and business prospects.

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning, the Company’s ability to meet its liquidity needs, the availability of restructuring measure or of lending by financing sources, including banks in China, the regulatory environment, the potential impact of flood damages to Liyuan project, and the business outlook. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, the availability of financing from lenders in China due to bank restrictions or otherwise, and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission (the “SEC”) on April 18, 2013 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This release also contains statistical data and estimates that we obtained from provincial and national meteorological recording stations. Although we believe that this data is reliable and consistent with our experience, we have not independently verified it.

About Non-GAAP Financial Measures

To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses non-GAAP net income/ (loss) attributable to China Hydroelectric shareholders and adjusted EBITDA, which are non-GAAP financial measures. Non-GAAP net income/ (loss) attributable to China Hydroelectric shareholders for the third quarter and the nine months ended September 30, 2013 and 2012 excludes the following non-cash charges: stock-based compensation expenses, exchange gains or losses and the change in fair value of warrant liabilities. A reconciliation of GAAP and non-GAAP items is provided in the table entitled “GAAP Net Income/ (loss) to Non-GAAP Net Income/ (loss) Reconciliation.” Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including: stock-based compensation expenses, exchange losses, and change in fair value of warrant liabilities. For further details, see the table entitled “Net income/ (loss) to adjusted EBITDA reconciliation.” The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Net Income/ (loss) to Adjusted EBITDA Reconciliation” and “GAAP Net Income/ (loss) to Non-GAAP Net Income/ (loss) Reconciliation” below.

China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using methods consistent with the Company’s annual report on Form 20-F. We believe these non-GAAP financial measures are useful for investors because they permit greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue for the foreseeable future to be significant expenses in the Company’s results of operations.

Statement Regarding Unaudited Financial Information

The financial information set forth in this press release is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year end audit, which could result in significant differences from this unaudited financial information.

For further information, please contact:

China Hydroelectric Corporation

Scott Powell	James Hull
Investor Relations and Corporate Communications	Financial Analyst
Phone (U.S.): +1 (646) 650-1351	Phone (China): +86-10-6408-2341
Email: ir@china-hydro.com	Email: james.hull@chinahydroelectric.com

ICR, LLC

Gary Dvorchak, CFA
Senior Vice President
Phone (U.S.): +1 (310) 954-1123
Phone (China): +86-10-6583-7500
Email: gary.dvorchak@icrinc.com

CHINA HYDROELECTRIC CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ 000’s, except for share and per share data)

	Three Months Ended		Nine Months Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Continuing Operations:
Revenues	16,356	20,129	64,465	73,013
Cost of revenues	(8,288)	(8,829)	(25,646)	(26,131)
Gross profit	8,068	11,300	38,819	46,882
Operating expenses
General and administrative expenses (including share-based compensation expenses of $178 and $107 for the nine months ended September 30, 2013 and 2012, expense of $38 and an income of $47 for three months ended September 30, 2013 and 2012, respectively)	(3,337)	(5,295)	(9,784)	(13,957)
Assets impairment loss	(3,535)	—	(3,535)	—
Total operating expenses	(6,872)	(5,295)	(13,319)	(13,957)
Operating income/(loss)	1,196	6,005	25,500	32,925
Interest income	(110)	7	81	20
Interest expense	(5,857)	(7,040)	(18,018)	(21,337)
Changes in fair value of warrant liabilities	1,002	(708)	286	(356)
Exchange gain	24	22	87	68
Other income/(expenses), net	156	415	166	32
Income before income tax expenses	(3,589)	(1,299)	8,102	11,352
Income tax expense	441	(386)	(5,215)	(7,159)
Net (loss)/income from continuing operations	(3,148)	(1,685)	2,887	4,193

Net income from discontinued operations	—	33	—	2,770

Net (loss)/income	(3,148)	(1,652)	2,887	6,963

Less:
Net loss/(income) attributable to non-controlling interests	142	(6)	(8)	(142)

Net (loss)/income attributable to China Hydroelectric Corporation shareholders	(3,006)	(1,658)	2,879	6,821
- Continuing operations	(3,006)	(1,691)	2,879	4,051
- Discontinued operations	—	33	—	2,770

Other Comprehensive income/(loss), net of taxes
Foreign currency translation adjustments	2,110	(1,040)	9,007	(3,417)
Comprehensive income	(1,038)	(2,692)	11,894	3,546
Less: comprehensive loss/(income) attributable to non-controlling interest	149	(17)	37	(150)
Comprehensive (loss)/income attributable to CHC shareholders	(889)	(2,709)	11,931	3,396

GAAP net income per ADS — basic and diluted	(0.06)	(0.03)	0.06	0.13
From continuing operation	(0.06)	(0.03)	0.06	0.07
From discontinued operation	—	—	—	0.06

GAAP net income per share — basic and diluted	(0.02)	(0.01)	0.02	0.04
From continuing operation	(0.02)	(0.01)	0.02	0.02
From discontinued operation	—	—	—	0.02

Weighted average American Depository Shares — basic	54,033,222	53,996,366	54,020,725	53,996,366
Weighted average ordinary shares — basic	162,099,665	161,989,097	162,062,176	161,989,097

Weighted average American Depository Shares — diluted	54,142,236	53,996,366	54,121,302	53,996,366
Weighted average ordinary shares — diluted	162,426,708	161,989,097	162,363,907	161,989,097

CHINA HYDROELECTRIC CORPORATION

GAAP NET (LOSS) /INCOME TO NON-GAAP NET (LOSS) /INCOME RECONCILIATION

(In US$ 000’s)

	Three Months Ended		Nine Months Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net (loss)/income attributable to CHC shareholders	(3,006)	(1,658)	2,879	6,821
Non-GAAP adjustments:
Exchange gain	(24)	(22)	(87)	(68)
Stock based compensation expense/(income)(1)	(38)	(47)	178	107
Change in fair value of warrant liabilities(2)	(1,002)	708	(286)	356
Assets impairment loss	3,535	—	3,535	—
Non-GAAP net (loss)/income attributable to CHC shareholders	(535)	(1,019)	6,219	7,216

Less:
Net income attributable to CHC shareholders from discontinued operations	—	(33)	—	(2,770)
Non-GAAP net (loss)/income attributable to CHC shareholders from continuing operations	(535)	(1,052)	6,219	4,446

Non-GAAP net (loss)/income attributable to CHC shareholders per ADS — basic and diluted (3)	(0.01)	(0.02)	0.12	0.13
From continuing operation	(0.01)	(0.02)	0.12	0.07
From discontinued operation	—	—	—	0.06
Non-GAAP net (loss)/income attributable to CHC shareholders per ordinary share — basic and diluted	(0.00)	(0.01)	0.04	0.04
From continuing operation	(0.00)	(0.01)	0.04	0.02
From discontinued operation	—	—	—	0.02

Weighted average American depository shares — basic	54,033,222	53,996,366	54,020,725	53,996,366
Weighted average ordinary shares — basic	162,099,665	161,989,097	162,062,176	161,989,097
Weighted average American Depository Shares — diluted	54,142,236	53,996,366	54,121,302	53,996,366
Weighted average ordinary shares — diluted	162,426,708	161,989,097	162,363,907	161,989,097

(1)   Stock-Based Compensation Related Items: We provide non-GAAP information relative to our expense for stock-based compensation. We include stock-based compensation expense in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation — Stock Compensation (“FASB ASC Topic 718”). Because of varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of stock-based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Stock-based compensation is very different from other forms of compensation. The expense associated with granting an employee a stock option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, we may recognize expense on a stock option in a year in which the stock option is significantly underwater and typically would not be exercised or would not generate any compensation for the employee. The expense associated with an award of a stock option for 1,000 shares of stock by us in one quarter, for example may have a very different expense than an award of an identical number of shares in a different quarter. Further, the expense recognized by us for such an option may be very different than the expense recognized by other companies for the award of a comparable option. This makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(2)   Warrant liabilities Related Items: We provide non-GAAP information relative to the change in fair value of warrant liabilities. We include the change in fair value of warrant liabilities in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“FASB ASC Topic 815”). Because of varying available valuation methodologies, and subjective assumptions, which affect the calculations of the change in fair value of warrant liabilities, we believe that the exclusion of the change in fair value of warrant liabilities allows for more accurate comparisons of our operating results to our peer companies. Because of the characteristics of warrant liabilities, management excludes the change in fair value when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(3)   The Company’s American depository shares (“ADS”) convert to ordinary shares at a rate of one ADS to three ordinary shares.

(4)   All the reconciliation items are attributed to China Hydroelectric Corporation Shareholders.

CHINA HYDROELECTRIC CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ 000’s)

	As of September 30,	As of December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	17,644	7,967
Restricted cash	33	5,171
Accounts receivable (net of allowance for doubtful accounts of nil as of September 30, 2013 and December 31, 2012)	6,272	5,772
Notes receivable	488	1,877
Deferred tax assets	1,780	1,659
Amounts due from related parties	87	86
Prepayments and other current assets	3,229	14,150
Total current assets	29,533	36,682

Non-current assets:
Property, plant and equipment, net	539,675	548,511
Land use right, net	48,848	48,640
Intangible assets, net	4,722	4,660
Goodwill	114,997	112,481
Deferred tax assets	1,474	1,329
Other non-current assets	1,934	2,013
Total non-current assets	711,650	717,634

TOTAL ASSETS	741,183	754,316

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,954	3,124
Short-term loans	14,395	21,676
Current portion of long-term loans	37,226	35,537
Amounts due to related parties	14,369	12,705
Accrued expenses and other current liabilities	33,555	43,825
Warrant liabilities	553	839
Total current liabilities	102,052	117,706

Non-current liabilities:
Long term loans	201,285	212,970
Deferred tax liabilities	24,524	24,345
Other non-current liabilities	9,262	6,780
Total non-current liabilities	235,071	244,095

TOTAL LIABILITIES	337,123	361,801

Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 400,000,000 shares authorized as of September 30, 2013 and December 31, 2012; 162,099,665 and 161,989,097 shares issued and outstanding as of September 30, 2013 and December 31, 2012, respectively)	162	162
Additional paid in capital	509,869	509,665
Accumulated other comprehensive income	50,649	41,597
Accumulated deficit	(157,146)	(159,472)
Total China Hydroelectric Corporation shareholders’ equity	403,534	391,952
Non-controlling interests	526	563
TOTAL SHAREHOLDER’S EQUITY	404,060	392,515

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	741,183	754,316

CHINA HYDROELECTRIC CORPORATION

NET (LOSS)/INCOME TO ADJUSTED EBITDA RECONCILIATION

	Three Months Ended		Nine Months Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net (loss)/income	(3,148)	(1,652)	2,887	6,963
Interest expenses, net	5,967	7,033	17,937	21,317
Other non-cash charges, including exchange gain, change in fair value of warrant liabilities, and stock-based compensation expense	(1,064)	639	(195)	395
Income tax expenses	(441)	386	5,215	7,159
Interest expenses, income tax expenses, depreciation and amortization related to discontinued operations	—	636	—	2,605
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	5,896	5,729	17,575	17,226
Assets impairment loss	3,535	—	3,535	—
EBITDA, as adjusted	10,745	12,771	46,954	55,665

	66%	61%	73%	72%

Less:
Income from discontinued operations	—	(33)	—	(2,770)
Interest expenses, income tax expense, depreciation and amortization related to discontinued operations	—	(636)	—	(2,605)
EBITDA, on a continuing basis, as adjusted	10,745	12,102	46,954	50,290

	66%	60%	73%	69%

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of warrant liability, stock-based compensation. We believe that EBITDA is widely used by other companies in the power industry and may be useful to investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

EBITDA margin, as adjusted, is calculated by dividing the period’s EBITDA by net revenue including discontinued operations.

CHINA HYDROELECTRIC CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US$ 000’s)

	Nine Months Ended
	September 30, 2013	September 30, 2012
Cash flows from operating activities:
Net income	2,887	6,963
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	17,575	17,775
Deferred income taxes	(386)	411
Changes in fair value of warrant liabilities	(286)	356
Amortization of debt issuance costs	90	158
Authorization of government grant	(2)	(2)
Stock-based compensation expense	178	107
Loss from disposal of property, plant and equipment	24	355
Exchange gain	(87)	(68)
Asset impairment loss	4,082	—
Gain from disposal of discontinued operation	—	(1,376)
Changes in operating assets and liabilities
Accounts receivable	(368)	(2,787)
Notes receivable	792	—
Accounts due from related parties	—	(85)
Prepayments and other current assets	(430)	(1,023)
Other non-current assets	31	(72)
Accounts payable	(281)	(412)
Amounts due to related parties	1,365	263
Other non-current liabilities	2,485	84
Accrued expenses and other current liabilities	(3,112)	2,806
Net cash provided by operating activities	24,557	23,453
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	—	(8,994)
Proceeds from the disposal of subsidiaries, net of tax	11,051	10,843
Acquisition of an intangible assets	(89)	—
Acquisition of property, plant and equipment	(1,484)	(7,110)
Proceeds from disposal of property, plant and equipment	56	34
Payment to contractors for construction projects	(96)	(3,316)
Net cash provided by/ (used in) investing activities	9,438	(8,543)
Cash flows from financing activities:
Proceeds from short-term loans	9,108	15,626
Proceeds from long-term loans	7,408	26,494
Proceeds from loans from related parties	—	570
Proceeds from loans from third parties	1,490	17,181
Proceeds from sales and lease back	—	6,265
Payment of debt issuance cost	—	(352)
Repayment of loans from third parties	(8,829)	(32,355)
Repayment of short-term loans	(17,848)	(13,772)
Repayment of long-term loans	(21,096)	(32,544)
Restricted cash	5,138	—
Repayment of principle under sales and lease back	—	(180)
Net cash used in financing activities	(24,629)	(13,067)
Net increase in cash and cash equivalents	9,366	1,843
Effect of changes in exchange rate on cash and cash equivalents	311	(54)
Cash and cash equivalents at the beginning of the period	7,967	8,402
Cash and cash equivalents at the end of the period	17,644	10,191